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                              July 21, 2023

       John V. Oyler
       Chief Executive Officer
       BeiGene, Ltd.
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands KY1-1108

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-37686

       Dear John V. Oyler:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

   1. We note your statement that as of the date of this Annual Report, no governmental entity in mainland China or
Hong Kong has filed a Schedule 13D or 13G, there are no material contracts with such
foreign governmental party, and there is no such foreign governmental representative on your
Board in connection with your required submission under
                                                        paragraph (a). Please
supplementally describe any materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 John V. Oyler
FirstName  LastNameJohn V. Oyler
BeiGene, Ltd.
Comapany
July       NameBeiGene, Ltd.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.       We note that your disclosures pursuant to Item 9C(b) refer to either
 the Company    or
            the Company or its operating subsidiaries.    It is unclear from
the context of these
         disclosures whether    the Company    is meant to encompass you and
all of your
         consolidated foreign operating entities or whether in some instances this term refers solely to BeiGene, Ltd. Please note that Item 9C(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 9C(b) for you and all of your consolidated foreign operating entities in your supplemental response.
4. We note your disclosure provided pursuant to Item 9C(b)(4) that no officials of the
         Chinese government    are members of your board or the board(s) of
your operating
         subsidiaries and your additional statement that there is no    foreign
government
         representative    on your board. Please confirm, if true, that no
members of your board of
         directors or the boards of your consolidated foreign operating entities are officials of the
         Chinese Communist Party.
5. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included
         language that such disclosure is    to the extent known by the
Company.    Please
         supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Disclosure
Review Program
cc:      Edwin M. O'Connor